SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________________ to ___________________

Commission file number: Not yet assigned

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SPARTA, INC. PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTA, INC.
23041 Avenida de la Carlota, Suite 325
Laguna Hills, CA 92653-1507

SIGNATURES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO FINANCIAL STATEMENTS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned, thereunto duly authorized.

SPARTA, INC. PROFIT SHARING PLAN

Date: June 26, 2002	/s/ Jerry R. Fabian

Jerry R. Fabian, Special Trustee

[WARNICK MAESTAS & MARONEY LETTERHEAD]

June 25, 2002

To the Board of Directors of Sparta, Inc.
To the Plan Administrator of the Sparta, Inc. Profit Sharing Plan

We were engaged to audit the financial statements of the Sparta, Inc. Profit Sharing Plan as of December 31, 2001 and December 31, 2000, and for the years then ended, and have issued our report thereon dated May 7, 2002. Professional standards require that we provide you with the following information related to our audits.

As stated in our engagement letter dated December 18, 2001, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audits, we considered the internal control structure of the Sparta, Inc. Profit Sharing Plan. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Sparta, Inc. Profit Sharing Plan are described in Note (2) to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2001. We noted no transactions entered into by the Plan during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

We encountered no significant difficulties in dealing with management in performing our audit.

This information is intended solely for the use of the management of the Plan and should not be used for any other purpose.

Very truly yours,

WARNICK, MAESTAS & MARONEY

By	/s/ Ronald J. Maestas

Ronald J. Maestas

[WARNICK MAESTAS & MARONEY LETTERHEAD]

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-45915) of the Sparta, Inc. Profit Sharing Plan of our report dated May 7, 2002 contained in this Report on Form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 2001.

/s/ WARNICK, MAESTAS & MARONEY

WARNICK, MAESTAS & MARONEY
Santa Ana, California
June 25, 2002

SPARTA, INC.
PROFIT SHARING PLAN

Financial Statements

For The Years Ended December 31, 2001
And December 31, 2000
Together With Auditor’s Report

[WARNICK MAESTAS & MARONEY LETTERHEAD]

INDEPENDENT AUDITOR’S REPORT

To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 2001 and December 31, 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001 and December 31, 2000, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & MARONEY

SANTA ANA, CALIFORNIA
May 7, 2002

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001

AND DECEMBER 31, 2000

ASSETS

	December 31,	December 31,
	2001	2000

INVESTMENTS, at fair value (Note 2):
Sparta, Inc. common stock (Notes 4 and 5)	$52,040,785	$46,411,762
Corporate stock	2,281,514	3,092,380
Mutual funds and Annuities	14,526,588	16,160,332
Other Assets	26,631	147,274

Total investments	68,875,518	65,811,748

RECEIVABLES:
Contribution from Sparta, Inc. (Note 5)	2,660,539	409,412
Notes receivable from participants (Note 2)	1,221,680	1,326,644
Accrued interest receivable	—	147,126

Total receivables	3,882,219	1,883,182

CASH (Note 2)	4,791,884	6,177,617

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$77,549,621	$73,872,547

THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
PART OF THESE STATEMENTS

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001

AND DECEMBER 31, 2000

	December 31,	December 31,
	2001	2000

ADDITIONS:
Contributions -
Sparta, Inc. (Notes 1 and 5)	$5,636,514	$4,905,120
Employees (Note 1)	3,211,289	2,455,206
Interest and dividend income	747,225	1,822,131

Total additions	9,595,028	9,182,457
DEDUCTIONS:
Benefits paid to participants	8,076,000	4,201,206
Administration expenses	101,927	87,706

Total deductions	8,177,927	4,288,912

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS (Note 2)	2,259,973	7,774,787

NET ADDITIONS	3,677,074	12,668,332
NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year	73,872,547	61,204,215

NET ASSETS AVAILABLE FOR BENEFITS, at end of year	$77,549,621	$73,872,547

THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
PART OF THESE STATEMENTS

SPARTA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001

AND DECEMBER 31, 2000

(1) Description of the Plan -

     The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on compensation and years of service. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. For the year ended December 31, 2001, participants could contribute up to 15 percent of annual compensation, or up to $10,500, whichever is less. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

     The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company’s contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

     Total participant contributions were $3,211,289, including $374,189 of rollovers, and $2,455,206, including $381,655, of rollovers for the year ended December 31, 2001 and December 31, 2000, respectively.

     Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan (“401(k) deferrals”) under Section 401(k) of the Internal Revenue Code.

     The Plan’s investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999.

(2) Significant Accounting Policies -

     (a)  Basis of Accounting -

     The plan’s financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

     Under the modified cash basis of accounting, expenses are recorded when paid and investment gains and losses are computed under the “revalued method.”

SEE INDEPENDENT AUDITOR’S REPORT

(2) Significant Accounting Policies (cont’d) -

(b) Accounting Periods Presented -

     The Plan was amended in 2001 to change the plan year end to the calendar year. In 2000, the Plan operated on a 52/53 week fiscal year and the Plan’s fiscal year ended on the Sunday nearest to December 31. The periods presented in these financial statements are the calendar year ended December 31, 2001 and the fiscal year ended December 31, 2000.

(c) Valuation of Investments -

     Corporate stocks, mutual funds, and annuities are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

     Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The values at December 31, 2001 and December 31, 2000 were $18.12 and $16.06 per share based upon the quarterly adjusted formula calculation as of October 23, 2001 and October 23, 2000, respectively.

     An independent valuation firm determined that the stock valuations (using the quarterly adjusted formula) were a proper reflection of the fair market values at the valuation dates of March 31, 2001 and March 31, 2000. The stock values as determined by the independent valuation firm were $16.49 and $12.97 at March 31, 2001 and March 31, 2000, respectively, and were consistent with the values as previously computed using the quarterly adjusted formula. Independent stock valuations were prepared subsequent to the plan year end and were also consistent with the prevailing values using the quarterly adjusted formula.

     Sparta, Inc. common stock value, as determined by the independent valuation firm, was $20.56 at March 31, 2002.

     The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

     Investments greater than or equal to 5% of plan assets are:

	December 31, 2001		December 31, 2000

	Number of	Fair	Number of	Fair
	Shares	Value	Shares	Value

Sparta, Inc. Common Stock	2,872,008	$52,040,785	2,889,898	$46,411,762
American Funds Cash Management Trust	3,792,246	$3,792,246	5,186,635	$5,186,635

SEE INDEPENDENT AUDITOR’S REPORT

(c) Valuation of Investments (cont’d) -

     During the plan year, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	December 31,	December 31,
	2001	2000

Sparta, Inc. Common Stock
(Nonparticipant-directed investment)	$5,711,476	$11,469,421
Corporate stock	(450,141)	(1,095,795)
Mutual Funds & Annuities	(2,985,274)	(2,648,181)
Other Assets	(16,088)	49,342

	$2,259,973	$7,774,787

     The Plan places a substantial portion of its assets with CNA’s Trust Variable Savings Account, American Funds Cash Management Trust and Canterbury Capital Custodial Money Market. Among them are the $4,780,800 of temporary cash investments consisting principally of savings account and money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation or by the Federal Deposit Insurance Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

(d) Plan Expenses -

     The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. All other administrative fees are deducted from the account of each participant.

(e) Plan Termination -

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

(f) Participant Loans -

     Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time, not to exceed 5 years, unless the loan is for the purchase of a principal residence. The Plan requires that loans be in compliance with Internal Revenue Code Section 72.

SEE INDEPENDENT AUDITOR’S REPORT

(g) Plan Benefits -

     A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits.

     The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

(h) Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3) Income Tax Status -

     The Plan obtained its latest determination letter on January 4, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has applied for a new determination letter and expects to receive a favorable determination. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(4) Related Party Transactions -

     The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2001 and December 31, 2000, the Plan purchased 190,482 and 164,219 shares of the Company, respectively, at prices ranging from $18.12 to $16.06 per share. In addition, during the Plan years ended December 31, 2001 and December 31, 2000, the Plan sold 234,147 and 260,334 shares of the Company, respectively, at prices ranging from $18.12 to $16.06 per share.

(5) Employer Contributions -

     For the year ended December 31, 2001, total contributions made by the employer of $5,636,514 were comprised of 177,831 shares of the Company Stock valued at $2,975,975, with per share prices ranging from $18.12 to $16.06, and cash contributions of $2,660,539.

     For the year ended December 31, 2000, total contributions made by the employer of $4,905,120 were comprised of 180,575 shares of the Company Stock valued at $2,484,041 with per share prices ranging from $16.06 to $11.99 and cash contributions of $2,421,079.

SEE INDEPENDENT AUDITOR’S REPORT

(6) Benefit Claims Payable -

     Net assets available for benefits at December 31, 2001 and December 31, 2000 include $8,990,116 and $5,652,629, respectively, allocated to the accounts of participants who, as of or prior to those dates, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.

(7) Information Prepared and Certified by Trustee -

     CNA Trust Corporation, the Plan’s trustee, has certified that the financial information for the year ended December 31, 2001 is complete and accurate pursuant to Department of Labor Regulation 29CFR 2520.103-5(c).

SEE INDEPENDENT AUDITOR’S REPORT

SUPPLEMENTAL SCHEDULES

SPARTA, INC. PROFIT SHARING PLAN

FEIN 63-0775889

PLAN 001

TRANSACTIONS OR SERIES OF TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Number
	of	Purchase	Selling	Cost	Gain
	Shares	Price	Price	(Note 2)	(Note 2)

Sparta, Inc. Common Stock
Purchases	190,482	$3,167,282
Sales	234,147		$3,875,298	$3,763,107	$112,191

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

CASH
AMERICAN FUNDS CASH MANAGEMENT TRUST	CASH	3,792,246
CANTERBURY CAPITAL CUSTODIAL MONEY MARKET	CASH	218,992
FEDERATED AUTOMATED CASH MANAGEMENT TRUST -ISS	CASH	11,084
CNA’S TRUST VARIABLE SAVINGS ACCOUNT	CASH	769,562

		4,791,884
COMMON STOCK
9278 COMMUNICATIONS INC COM	COMMON STOCK	103
ABERCROMBIE & FITCH CO CL A	COMMON STOCK	2,653
ADOBE SYS INC COM	COMMON STOCK	3,105
ADR AXA-UAP	COMMON STOCK	841
ADTRAN INC COM	COMMON STOCK	12,760
ADVANCED DIGITAL INFO CORP COM	COMMON STOCK	1,604
ADVANCED MICRO DEVICES INC COM	COMMON STOCK	4,758
AFLAC INC COM	COMMON STOCK	14,736
AGILENT TECHNOLOGIES COM	COMMON STOCK	4,220
AK STEEL HOLDING CORP	COMMON STOCK	865
ALCATEL ALSTHOM SPONSORED ADR RPSTG 1/5 SH	COMMON STOCK	2,698
AMERICAN HOMESTAR CORP COM	COMMON STOCK	1
AMERITRADE HLDG CORP COM	COMMON STOCK	3,552
AMGEN INC COM	COMMON STOCK	14,110
AOL TIME WARNER INC COM	COMMON STOCK	35,374
APPLE COMPUTER INC COM	COMMON STOCK	24,090
APPLERA CORP COM CELERA GENOMICS GROUP	COMMON STOCK	2,669
APPLIED MATLS INC COM	COMMON STOCK	52,090
ARIBA INC COM	COMMON STOCK	616
ARVINMERITOR INC COM	COMMON STOCK	471
ASM LITHOGRAPHY HLDG ADR	COMMON STOCK	1,705
AT&T CORP COM	COMMON STOCK	1,633
AT&T WIRELESS SVCS INC COM	COMMON STOCK	402
ATLANTIC COAST AIRLS HLDGS INC COM	COMMON STOCK	9,316
ATMEL CORP COM	COMMON STOCK	8,844
AVAYA INC COM	COMMON STOCK	790
AVENTIS SPONSORED ADR	COMMON STOCK	7,100
BANCO SANTANDER CENTRAL HISPANO ADR	COMMON STOCK	1,660
BANK OF AMERICA CORP NEW COM	COMMON STOCK	3,148
BARNESANDNOBLE.COM INC CL A	COMMON STOCK	115
BERKSHIRE HATHAWAY INC DEL CL B	COMMON STOCK	25,250
BIOPURE CORP COM	COMMON STOCK	1,421
BOEING CO COM	COMMON STOCK	31,024
BOMBARDIER INC CL B	COMMON STOCK	2,010
BREAKAWAY SOLUTIONS INC COM	COMMON STOCK	11
BROADVISION INC COM	COMMON STOCK	822
CABLE & WIRELESS PUB LTD CO SPONSORED ADR	COMMON STOCK	4,443
CALPINE CORP COM	COMMON STOCK	3,358
CANTERBURY CAPITAL CUSTODIAL STOCK	COMMON STOCK	186,603
CATERPILLAR INC COM	COMMON STOCK	6,479
CDW COMPUTER CTRS INC COM	COMMON STOCK	32,226
CENDANT CORP COM	COMMON STOCK	11,276
CENTRAL GARDEN & PET CO COM	COMMON STOCK	10,998

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

CHESAPEAKE ENERGY CORP COM	COMMON STOCK	13,220
CIBER INC COM	COMMON STOCK	945
CISCO SYS INC COM	COMMON STOCK	37,180
CITIGROUP INC COM	COMMON STOCK	21,454
CITIRIX SYS INC COM	COMMON STOCK	9,064
COCA COLA CO COM	COMMON STOCK	57,853
COMPAQ COMPUTER CORP COM	COMMON STOCK	6,637
CONTINENTAL AMERN TRANSN INC COM NEW	COMMON STOCK	0
CORNING INC COM	COMMON STOCK	178
CORVIS CORP COM	COMMON STOCK	6,137
CUBIST PHARMACEUTICALS COM	COMMON STOCK	10,788
CVS CORP COM	COMMON STOCK	8,880
DAIMLER-CHRYSLER AG ORD	COMMON STOCK	27,002
DELL COMPUTER CORP COM	COMMON STOCK	19,896
DELTA AIR LINES INC DEL COM	COMMON STOCK	5,852
DIAGEO PLC SPONSORED ADR NEW	COMMON STOCK	4,627
DIAMOND OFFSHORE DRILLING	COMMON STOCK	9,120
DUKE ENERGY CORP COM	COMMON STOCK	23,556
DUNDEE PRECIOUS METALS INC COM	COMMON STOCK	4,335
E PRIME AEROSPACE CORP COM	COMMON STOCK	7,362
EARTHLINK INC COM	COMMON STOCK	37
EASTMAN CHEMICAL CO COM	COMMON STOCK	975
EASTMAN KODAK CO COM	COMMON STOCK	4,473
EDULINK INC COM	COMMON STOCK	290
ELAN CORP PLC ADR	COMMON STOCK	42,807
EMC CORP MASS COM	COMMON STOCK	6,397
ENRON CORP COM	COMMON STOCK	222
ERICSSON LM TEL CO ADR CL B SEK 10	COMMON STOCK	10,805
EXODUS COMMUNICATIONS	COMMON STOCK	2
EXXON MOBIL CORP COM	COMMON STOCK	11,790
FED HM LN MTG CORP (FHLMC) COM	COMMON STOCK	5,363
FEDEX CORP COM	COMMON STOCK	5,188
FLETCHER CHALLENGE LTD SPONSORED ADR RPSTG FST DIV SHS	COMMON STOCK	1
FORD MTR CO DEL COM	COMMON STOCK	13,771
GATEWAY INC COM	COMMON STOCK	9,648
GENERAL ELEC CO COM	COMMON STOCK	6,012
GENZYME CORP COM-MOLECULAR ONCOLOGY	COMMON STOCK	8,000
GILAT SATELLITE NETWORKS LTD COM	COMMON STOCK	3,288
GILLETTE CO COM	COMMON STOCK	835
GLOBAL CROSSING LTD COM	COMMON STOCK	2,944
HALLIBURTON CO COM	COMMON STOCK	9,825
HEWLETT PACKARD CO COM	COMMON STOCK	6,162
HITACHI LTD ADR 10 COM	COMMON STOCK	14,638
HOME DEPOT INC COM	COMMON STOCK	36,472
ICN PHARMACEUTICALS INC NEW COM	COMMON STOCK	2,010
ICOS CORP COM	COMMON STOCK	51,696
INDEXONLY TECHNOLOGIES INC COM	COMMON STOCK	11
INDYMAC MTG HLDGS INC COM	COMMON STOCK	4,676
INFINEON TECHNOLOGIES AG SPONSORED ADR	COMMON STOCK	1,624
ING GROEP NV SPONSORED ADR	COMMON STOCK	2,545
INTEL CORP COM	COMMON STOCK	64,724
INTERGRAPH CORP COM	COMMON STOCK	13,740

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

INTERNATIONAL PAPER CO COM	COMMON STOCK	1,009
INTIMATE BRANDS INC COM	COMMON STOCK	2,972
INTL BUSINESS MACHINES CORP COM	COMMON STOCK	22,982
INTROGEN THERAPEUTICS INC COM	COMMON STOCK	980
IOMEGA CORP COM NEW	COMMON STOCK	5,010
ITC DELTACOM, INC COM	COMMON STOCK	644
JDS UNIPHASE CORP COM	COMMON STOCK	12,482
JP MORGAN CHASE & CO COM	COMMON STOCK	6,034
JUNIPER NETWORKS INC COM	COMMON STOCK	1,895
KONINKLIJKE AHOLD NV SPONSORED ADR NEW	COMMON STOCK	3,115
KONINKLIJKE PHILIPS ELECTRS NV SPONSORED ADR NEW 2000	COMMON STOCK	13,478
LEAP WIRELESS INTL INC COM	COMMON STOCK	2,097
LIMITED INC COM	COMMON STOCK	1,472
LOWES COS INC COM	COMMON STOCK	9,282
LSI LOGIC CORP COM	COMMON STOCK	6,312
LUCENT TECHNOLOGIES INC COM	COMMON STOCK	7,560
MANHATTAN SCIENTIFICS INC COM	COMMON STOCK	770
MATRASELL CORP COM	COMMON STOCK	0
MCDATA CORP CL A	COMMON STOCK	417
MCDONALDS CORP COM	COMMON STOCK	2,647
MEDTRONIC INC COM	COMMON STOCK	8,603
MERCK & CO INC COM	COMMON STOCK	94,080
MESA OFFSHORE TR UNIT BEN INT	COMMON STOCK	118
MESSAGEMEDIA INC COM	COMMON STOCK	70
METRICOM INC COM	COMMON STOCK	50
MICROSOFT CORP COM	COMMON STOCK	190,270
MINERA ANDES INC	COMMON STOCK	240
MOTOROLA INC COM	COMMON STOCK	14,269
NASDAQ 100 TR UNIT SER 1	COMMON STOCK	7,782
NETWORK ASSOCIATES INC COM	COMMON STOCK	25,850
NEXAR TECHNOLOGIES INC COM	COMMON STOCK	1
NOKIA CORP ADR	COMMON STOCK	12,633
NORTEL NETWORKS CORP NEW COM	COMMON STOCK	18,091
NOVARTIS AG ADR	COMMON STOCK	5,475
ORACLE SYS CORP COM	COMMON STOCK	47,285
ORBITAL SCIENCES CORP COM	COMMON STOCK	2,065
OXIGENE INC COM	COMMON STOCK	3,070
PALM INC COM	COMMON STOCK	1,649
PARAMETRIC TECHNOLOGY CORP COM	COMMON STOCK	2,538
PARK PLACE ENTERTAINMENT CORP COM	COMMON STOCK	1,834
PEPSICO INC COM	COMMON STOCK	15,483
PFIZER INC COM	COMMON STOCK	15,940
PHILIP MORRIS COS INC COM	COMMON STOCK	13,755
POLYMET MINING CORP COM	COMMON STOCK	975
PROASSURANCE CORP COM	COMMON STOCK	6,188
PROCTER & GAMBLE CO COM	COMMON STOCK	39,565
PROVIDENCE & WORCHESTER RR CO COM	COMMON STOCK	7,425
QUALCOMM INC COM	COMMON STOCK	29,290
RANGE PETROLEUM CORP	COMMON STOCK	153
RAYTHEON CO COM NEW	COMMON STOCK	3,247
REALNETWORKS INC COM	COMMON STOCK	1,782
RED HAT INC COM	COMMON STOCK	1,065

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

REUTERS GROUP PLC ADR	COMMON STOCK	11,998
RF MICRO DEVICES INC COM	COMMON STOCK	7,692
RITE AID CORP COM	COMMON STOCK	18,722
ROYAL CARIBBEAN CRUISES COM	COMMON STOCK	4,860
RSA SEC INC COM	COMMON STOCK	1,431
S1 CORP COM	COMMON STOCK	16,180
SANDISK CORP COM	COMMON STOCK	1,440
SANMINA CORP COM	COMMON STOCK	43,780
SBC COMMUNICATIONS INC COM	COMMON STOCK	979
SCHLUMBERGER LTD COM	COMMON STOCK	16,485
SCIENTIFIC ATLANTA INC COM	COMMON STOCK	19,152
SEAGATE TECHNOLOGY ESCROW COM	COMMON STOCK	1
SEI INVESTMENTS CO COM	COMMON STOCK	4,060
SIEBEL SYSTEMS INC COM	COMMON STOCK	2,798
SITE TECHNOLOGIES INC COM	COMMON STOCK	11
SK TELCOM CO LTD ADR	COMMON STOCK	2,162
SKYWEST INC COM	COMMON STOCK	10,180
SUN MICROSYSTEMS INC COM	COMMON STOCK	3,690
SWIFT TRANSPORTATION INC COM	COMMON STOCK	14,519
SYNGENTA AG SPONSORED ADR	COMMON STOCK	106
SYSCO CORP COM	COMMON STOCK	10,488
TALBOTS INC COM	COMMON STOCK	1,813
TELLABS INC COM	COMMON STOCK	5,984
TEXAS INSTRS INC COM	COMMON STOCK	26,040
TIVO INC COM	COMMON STOCK	655
TOWER AUTOMOTIVE INC COM	COMMON STOCK	9,030
TRANSOCEAN SEDCO FOREX INC COM	COMMON STOCK	1,962
TYCO INTL LTD COM	COMMON STOCK	70,091
UNILEVER NV NY SHARES NEW	COMMON STOCK	5,127
UNITED TECHNOLOGIES CORP COM	COMMON STOCK	9,695
US PHYSICAL THERAPY COM	COMMON STOCK	1,616
VERILINK CORP COM	COMMON STOCK	32
VERITAS SOFTWARE CORP COM	COMMON STOCK	10,445
VERIZON COMMUNICATIONS COM	COMMON STOCK	23,160
VISTEON CORP COM	COMMON STOCK	602
VISX INC DEL COM	COMMON STOCK	3,975
VODAFONE GROUP PLC NEW SPONSORED ADR	COMMON STOCK	18,746
VTEL CORP COM	COMMON STOCK	1,780
WAL MART STORES INC COM	COMMON STOCK	11,510
WALT DISNEY CO. COM	COMMON STOCK	14,297
WASHINGTON MUTUAL INC COM	COMMON STOCK	6,540
WESTERN DIGITAL CORP COM	COMMON STOCK	3,135
WIND RIVER SYS INC COM	COMMON STOCK	17,910
WINSTAR COMMUNICATIONS INC COM	COMMON STOCK	8
WORLDCOM INC GA NEW — MCI GROUP COMM	COMMON STOCK	508
WORLDCOM INC GA NEW COM	COMMON STOCK	13,404
XEROX CORP COM	COMMON STOCK	2,605
YAHOO COM	COMMON STOCK	1,064

		2,271,474
FOREIGN STOCK
P&O PRINCESS CRUISE ORD	FOREIGN STOCK	3,480
PENINSULAR & ORIENTAL STEAM NAV DEFD	FOREIGN STOCK	2,068

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

WESTJET AIRLINES LTD COM	FOREIGN STOCK	4,492

		10,040
LOANS
PARTICIPANT LOANS (5.75% TO 10.50%) THROUGH 6-5-2016	INSTITUTIONAL PARTICIPANT LOANS	1,221,680
INSURANCE ANNUITY CONTRACTS
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	93,744
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	120,102
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	75,645
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	50,505
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	96,516
AMERICAN SKANDIA LIFE ASSURANCE GROUP ANNUITY CONTRACT	INSURANCE POLICIES	21,954
AMERICAN SKANDIA LIFE INS. CO. GROUP ANNUITY CONTRACT	INSURANCE POLICIES	51,760

		510,226
LIMITED PARTNERSHIPS
CEDAR FAIR DEPOSITARY UNIT LP	LIMITED PARTNERSHIPS	4,958
LEDCOR PROPERTIES, A CA. L.P.	LIMITED PARTNERSHIPS	21,450
SWIFT ENERGY INCOME PARTNERS 1987-A	LIMITED PARTNERSHIPS	223

		26,631
MUTUAL FUNDS
AIM GLOBAL TELECOMMUNICATIONS & TECHNOLOGY FUND — CL A	MUTUAL FUNDS	1,201
AIM GLOBAL TELECOMMUNICATIONS & TECHNOLOGY FUND — CL B	MUTUAL FUNDS	3,271
AIM VALUE FUND — CL A	MUTUAL FUNDS	29,880
ALGER CAPITAL APPRECIATION PORTFOLIO — CL C	MUTUAL FUNDS	44,144
AMERICAN CENTURY INTERNATIONAL DISCOVERY FUND	MUTUAL FUNDS	26,505
AMERICAN EXPRESS CUSTODIAL MUTUAL FUNDS	MUTUAL FUNDS	12,061
AMERICAN FUNDS EUROPACIFIC GROWTH FUND CL A	MUTUAL FUNDS	735,586
AMERICAN FUNDS INVESTMENT COMP OF AMERICA CL A	MUTUAL FUNDS	433,393
AMERICAN FUNDS NEW PERSPECTIVE FD CL A	MUTUAL FUNDS	67,238
AMERICAN FUNDS SMALLCAP WORLD FD CL A	MUTUAL FUNDS	983,992
AMERICAN MUTUAL FUND — CL A (AMERICAN FUNDS)	MUTUAL FUNDS	16,097
BARON ASSET FUND	MUTUAL FUNDS	58,329
BERGER GROWTH FUND	MUTUAL FUNDS	8,829
BERGER MID CAP GROWTH FUND	MUTUAL FUNDS	7,654
BERGER NEW GENERATION FUND	MUTUAL FUNDS	4,559
BOND FUND OF AMERICA — CL A (AMERICAN FUNDS)	MUTUAL FUNDS	1,001,678
BRANDYWINE FUND	MUTUAL FUNDS	62,759
BRINSON INVT TR TACTICAL ALLOCATION FUND CL A	MUTUAL FUNDS	5,573
CANTERBURY CAPITAL CUSTODIAL CANTERBURY CAPITAL	MUTUAL FUNDS	16,552
CREDIT SUISSE WARBURG PINCUS GLOB PST VENT CAP	MUTUAL FUNDS	9,895
CREDIT SUISSE WARBURG PINCUS GLOBAL TELECOM	MUTUAL FUNDS	6,420
DAVIS NEW YORK VENTURE FUND — CL C	MUTUAL FUNDS	50,015
DREYFUS S&P 500 INDEX FUND	MUTUAL FUNDS	3,755,850
FEDERATED GROWTH STRATEGIES FUND — CL A	MUTUAL FUNDS	13,043
FIDELITY ADVISOR EQUITY INCOME FUND — CL T	MUTUAL FUNDS	6,442
FIDELITY ADVISOR OVERSEAS FUND — CL T	MUTUAL FUNDS	5,008
FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND — CL T	MUTUAL FUNDS	4,218
FIDELITY AGGRESSIVE GROWTH FUND	MUTUAL FUNDS	4,140
FIDELITY BALANCED FUND	MUTUAL FUNDS	9,243
FIDELITY CONTRAFUND	MUTUAL FUNDS	9,149
FIDELITY GROWTH & INCOME PORTFOLIO	MUTUAL FUNDS	51,328

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

FIDELITY GROWTH COMPANY FUND	MUTUAL FUNDS	36,675
FIDELITY MAGELLAN FUND	MUTUAL FUNDS	13,170
FIDELITY NEW MILLENNIUM FUND	MUTUAL FUNDS	10,203
FIDELITY SELECT ELECTRONICS PORTFOLIO	MUTUAL FUNDS	9,522
FREMONT U S MICRO CAP FD	MUTUAL FUNDS	37,459
INVESCO TOTAL RETURN FUND	MUTUAL FUNDS	446,949
JANUS EQUITY INCOME FUND	MUTUAL FUNDS	9,745
JANUS FLEXIBLE INCOME FUND	MUTUAL FUNDS	70,928
JANUS GLOBAL LIFE SCIENCES FUND	MUTUAL FUNDS	7,680
JANUS GLOBAL TECHNOLOGY FUND	MUTUAL FUNDS	14,175
JANUS MERCURY FUND	MUTUAL FUNDS	33,709
JANUS OLYMPUS FUND	MUTUAL FUNDS	24,500
JANUS OVERSEAS FUND	MUTUAL FUNDS	37,192
JANUS TWENTY FUND	MUTUAL FUNDS	12,905
JANUS VENTURE FUND	MUTUAL FUNDS	5,654
JANUS WORLDWIDE FUND	MUTUAL FUNDS	133,111
KINETICS INTERNET FUND	MUTUAL FUNDS	4,431
LEGG MASON VALUE TRUST	MUTUAL FUNDS	22,525
MARSICO FOCUS FUND	MUTUAL FUNDS	5,259
MIDAS FUND	MUTUAL FUNDS	1,341
MUNDER FUTURE TECHNOLOGY A	MUTUAL FUNDS	3,051
MUNDER NET NET FUND CL B	MUTUAL FUNDS	2,043
OAK ASSOCIATES WHITE OAK GROWTH STOCK FUND	MUTUAL FUNDS	50,551
PAINEWEBBER PACE SEL ADV TR LARGE CO GR EQUITY INVTS CL A	MUTUAL FUNDS	42,362
PBHG TECHNOLOGY & COMMUNICATIONS FD	MUTUAL FUNDS	862
PHOENIX SENECA STRATEGIC THEME FD A	MUTUAL FUNDS	13,438
PHOENIX-ENGEMANN SMALL & MIDCAP GROWTH A	MUTUAL FUNDS	11,259
PILGRIM LARGE CAP GROWTH FUND A	MUTUAL FUNDS	1,224,393
PILGRIM MID CAP GROWTH FUND A	MUTUAL FUNDS	1,275,530
PUTNAM HEALTH SCIENCES TR CL A	MUTUAL FUNDS	31,117
RS DIVERSIFIED GROWTH FUND	MUTUAL FUNDS	25,627
RS EMERGING GROWTH FUND CLASS A	MUTUAL FUNDS	31,085
SCUDDER CAPITAL GROWTH FD-AARP SHARES	MUTUAL FUNDS	31,049
SELIGMAN COMMUNICATIONS & INFO FD CL A	MUTUAL FUNDS	15,380
SELIGMAN GLOBAL TECHNOLOGY FUND CL A	MUTUAL FUNDS	2,878
T.ROWE PRICE MEDIA & TELECOMMNUNICATIONS FUND	MUTUAL FUNDS	9,257
T.ROWE PRICE EQUITY INCOME FUND	MUTUAL FUNDS	10,811
T.ROWE PRICE HEALTH SCIENCES FUND	MUTUAL FUNDS	4,089
TEMPLETON GROWTH FUND CL A	MUTUAL FUNDS	61,270
TEMPLETON WORLD FUND CL A	MUTUAL FUNDS	3,314
UNITED SERVICES WORLD GOLD FUND	MUTUAL FUNDS	4,122
VANGUARD ASSET ALLOCATION FUND	MUTUAL FUNDS	125,195
VANGUARD BALANCED INDEX FUND	MUTUAL FUNDS	90,916
VANGUARD EUROPEAN STOCK INDEX FUND	MUTUAL FUNDS	230
VANGUARD HIGH YIELD CORPORATE FUND	MUTUAL FUNDS	14,987
VANGUARD INDEX TR 500 INDEX FUND	MUTUAL FUNDS	69,675
VANGUARD INDEX TR GROWTH INDEX FUND	MUTUAL FUNDS	20,545
VANGUARD INDEX TR VALUE INDEX FUND	MUTUAL FUNDS	83,401
VANGUARD LIFESTRATEGY GROWTH FUND	MUTUAL FUNDS	9,331
VANGUARD TOTAL BOND MARKET INDEX FUND	MUTUAL FUNDS	27,248
VANGUARD WINDSOR FUND	MUTUAL FUNDS	63,425
WASHINGTON MUTUAL INVESTORS — CL A (AMERICAN FUNDS) CL A	MUTUAL FUNDS	2,212,252

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION	ASSET TYPE	CURRENT VALUE

WEITZ VALUE PORTFOLIO	MUTUAL FUNDS	64,480

		14,016,362
EMPLOYER SECURITIES
SPARTA, INC. COMMON STOCK	EMPLOYER STOCK	52,040,785

		74,889,082

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

CASH
American Funds Cash Mgmt Trust	Cash	5,186,635
Federated Automated Cash Mgmt Trust	Cash	17,628
Canterbury Capital Money Market	Cash	252,930
Interest Bearing Cash	Cash	720,424

		6,177,617
COMMON STOCK
Aflac, Inc.	Common Stock	21,656
AK Steel Holdings Corp.	Common Stock	665
AT&T Corp.	Common Stock	5,347
Abercrombie & Fitch Co.	Common Stock	2,000
Adobe Systems, Inc.	Common Stock	5,819
Adtrad, Inc.	Common Stock	11,496
Advanced Digital Info Corp.	Common Stock	2,300
Agilent Technologies	Common Stock	8,103
Alcatel Alsthom Sponsored ADR	Common Stock	9,118
America Online, Inc.	Common Stock	31,738
American Homestar Corp.	Common Stock	56
Ameritrade Holding Corp.	Common Stock	4,200
Amgen, Inc.	Common Stock	15,984
Apple Computer, Inc.	Common Stock	16,363
Applied Materials, Inc.	Common Stock	43,877
Arvinmeritor, Inc.	Common Stock	273
Atlantic Coast Airlines Holdings, Inc.	Common Stock	8,175
Audiovox Corp.	Common Stock	1,800
Avaya, Inc.	Common Stock	804
Aventis Sponsored ADR	Common Stock	8,425
ADR AXA-UAP	Common Stock	1,483
Barnesandnoble.com, Inc.	Common Stock	98
Berkshire Hathaway, Inc.	Common Stock	23,540
Biopure Corp.	Common Stock	2,000
Boeing Co.	Common Stock	52,800
Bombardier, Inc.	Common Stock	3,085
Breakaway Solutions, Inc.	Common Stock	598
Bristol Myers Squibb Co.	Common Stock	59,150
Broadvision	Common Stock	3,544
CDW Computer Centers, Inc.	Common Stock	16,725
Cnet Networks, Inc.	Common Stock	1,600
CVS Corp.	Common Stock	17,981
Cable & Wireless Pub Ltd Co	Common Stock	3,987
Calico Commerce, Inc.	Common Stock	65
Campbell Soup Co.	Common Stock	1,385
Caterpillar, Inc.	Common Stock	5,867
Cendant Corp.	Common Stock	7,565
Central Garden & Pet Co.	Common Stock	8,937
Ciber, Inc.	Common Stock	1,316
Cisco Systems, Inc.	Common Stock	163,557
Citigroup, Inc.	Common Stock	21,702
Citirix Systems, Inc.	Common Stock	9,000
Coca Cola Co.	Common Stock	76,294
Compaq Computer Corp.	Common Stock	14,177
Computer Sciences Corp.	Common Stock	2,044
Conexant Systems, Inc.	Common Stock	1,537
Continental American Transn, Inc.	Common Stock	5
Corning, Inc.	Common Stock	1,056

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

Corvis Corp.	Common Stock	7,144
Crossroads Systems, Inc.	Common Stock	469
Cubist Pharmaceuticals	Common Stock	8,700
Dell Computer Corp.	Common Stock	11,945
Delta Air Lines, Inc.	Common Stock	10,037
Diageo PLC Sponsored ADR	Common Stock	4,437
Diamond Offshore Drilling	Common Stock	12,000
Walt Disney Internet Group	Common Stock	40,484
Duke Energy Corp.	Common Stock	25,575
Dundee Precious Metals, Inc.	Common Stock	3,174
EMC Corp Mass	Common Stock	31,654
E Prime Aerospace Corp	Common Stock	3,955
E Trade Group, Inc.	Common Stock	737
Earthlink, Inc.	Common Stock	15
Eastman Chemical Co.	Common Stock	1,219
Eastman Kodak Co.	Common Stock	5,985
Edulink, Inc.	Common Stock	460
Emulex Corp.	Common Stock	3,197
Ericsson Lm Tel Co.	Common Stock	15,662
Exodus Communications	Common Stock	800
Exxon Mobile Corp.	Common Stock	8,694
Fed Home Loan Mtg Corp.	Common Stock	5,648
FedEx Corp.	Common Stock	3,996
F5 Networks, Inc.	Common Stock	950
Finisar Corp.	Common Stock	4,350
Fletcher Challenge Bldg.	Common Stock	173
Fletcher Challenge Ltd.	Common Stock	1
Ford Motor Co.	Common Stock	15,844
Gateway, Inc.	Common Stock	14,392
General Amer Invs, Inc.	Common Stock	43,272
General Electric Co.	Common Stock	64,716
General Motors Corp.	Common Stock	2,547
Genesis Health Ventures, Inc.	Common Stock	210
Genzyme Corp.	Common Stock	9,187
Gillette co.	Common Stock	903
Grupo Televisa Sa De	Common Stock	22,469
Hewlett Packard Co.	Common Stock	24,619
Hitachi Ltd.	Common Stock	17,212
Home Depot, Inc.	Common Stock	33,215
ICN Pharmaceuticals, Inc.	Common Stock	1,841
Icos Corp.	Common Stock	46,744
Immucor, Inc.	Common Stock	537
Indexonly Technologies, Inc.	Common Stock	1,687
Indymac Mtg. Holdings, Inc.	Common Stock	5,900
Infineon Technologies	Common Stock	2,880
Intel Corp.	Common Stock	66,198
Intergraph Corp.	Common Stock	6,000
Intr’l Business Machines Corp.	Common Stock	28,050
International Paper Co.	Common Stock	1,020
Internet Cap Group, Inc.	Common Stock	656
JDS Uniphase Corp.	Common Stock	28,806
Jakks Pac Inc.	Common Stock	1,825
Johnson & Johnson, Inc.	Common Stock	2,627
KLA Instrs Corp.	Common Stock	1,684
Keynote Sys Inc.	Common Stock	6,640
Koninklijke Ahold	Common Stock	3,347
Koninklijke Philips Electrs	Common Stock	16,784
LSI Logic Corp.	Common Stock	6,836
Landrys Seafood Restaurants, Inc.	Common Stock	1,491

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

Lowes Cos., Inc.	Common Stock	4,450
Lucent Technologies, Inc.	Common Stock	12,960
MTI Technology corp.	Common Stock	787
Manhattan Scientifics, Inc.	Common Stock	7,500
Medical Assurn Inc.	Common Stock	5,874
Medtronic, Inc.	Common Stock	10,143
Mellon Financial Corp.	Common Stock	3,935
Merck & Co., Inc.	Common Stock	149,800
Mesa Offshore	Common Stock	156
Messagemedia, Inc.	Common Stock	219
Metricom, Inc.	Common Stock	1,147
Microsoft Corp.	Common Stock	137,586
Micron Technology, Inc.	Common Stock	3,550
Minera Andes, Inc.	Common Stock	293
Morgan JP & Co., Inc.	Common Stock	7,447
Motorola, Inc.	Common Stock	31,387
Nasdaq 100	Common Stock	8,756
Natural Health Trend corp.	Common Stock	62
Network Associates, Inc.	Common Stock	4,187
Netspeak Corp.	Common Stock	313
New Plan Excel Realty Tr Inc.	Common Stock	2,625
Nexar Technologies, Inc.	Common Stock	2
9178 Communications, Inc.	Common Stock	422
Nokia Corp.	Common Stock	7,700
Nortel Networks Corp.	Common Stock	77,752
Novartis	Common Stock	4,475
Novellus Sys Inc.	Common Stock	17,969
Ocular Sciences, Inc.	Common Stock	8,138
Oracle Systems Corp.	Common Stock	81,375
Orbital Sciences Corp.	Common Stock	2,063
Painewebber Equity Tr	Common Stock	1,872
Palm, inc.	Common Stock	4,955
Parametric Technology Corp.	Common Stock	4,367
Pepsico, Inc.	Common Stock	11,300
Pfizer, Inc.	Common Stock	16,560
Phelps Dodge Corp.	Common Stock	5,860
Philip Morris Cos., Inc.	Common Stock	13,200
Polymet Mining Corp.	Common Stock	4,698
Proctor & Gamble Co.	Common Stock	39,219
Providence & Worchester RR Co.	Common Stock	4,988
Qlogic Corp.	Common Stock	7,700
Qyalcomm, Inc.	Common Stock	47,669
RSA Sec Inc.	Common Stock	2,908
RF Micro Devices, Inc.	Common Stock	13,719
Range Petroleum Corp.	Common Stock	453
Raytheon Co.	Common Stock	2,900
Realty Income Corp.	Common Stock	2,935
Red Hat Inc.	Common Stock	938
Reliant Energy, Inc.	Common Stock	5,284
Reuters Group	Common Stock	19,700
Rite Aid Corp.	Common Stock	9,856
Royce Value Tr Inc.	Common Stock	19,072
SBC Communications, Inc.	Common Stock	1,194
SCI System, Inc.	Common Stock	10,550
SK Telcom Co., Ltd.	Common Stock	2,356
Safeguard Scientifics, inc.	Common Stock	1,193
Sanmina Corp.	Common Stock	7,663
Schlumberger Ltd.	Common Stock	23,981
Scientific Atlanta, inc.	Common Stock	26,050

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

Site Technologies, Inc.	Common Stock	39
Skywest, Inc.	Common Stock	11,500
Sony Corp. American Shares	Common Stock	27,800
Speedus.com, Inc.	Common Stock	328
Stillwater Mining Co.	Common Stock	3,935
Sun Microsystems, Inc.	Common Stock	52,963
Swift Transportation, Inc.	Common Stock	13,373
Symantec Corp.	Common Stock	1,669
Syngenta AG	Common Stock	109
Sysco Corp.	Common Stock	12,000
Taiwan Semiconductor	Common Stock	1,725
Telefonos De Mexico SA	Common Stock	45,125
Tellabs Inc.	Common Stock	22,600
Texas Instrs Inc.	Common Stock	44,059
Tower Automotive, Inc.	Common Stock	9,000
Tri Continental Corp.	Common Stock	25,870
Tyco International, Ltd.	Common Stock	8,325
Unilever NV NY Shares	Common Stock	5,601
United Technologies Corp.	Common Stock	11,794
Vtel Corp.	Common Stock	362
Verilink Corp.	Common Stock	74
Veritas Software Corp.	Common Stock	11,638
Verisign, inc.	Common Stock	1,929
Verizon Communications	Common Stock	24,461
Vicinity Corp.	Common Stock	1,485
Visionamerica, Inc.	Common Stock	50
Visteon Corp.	Common Stock	610
Visx, inc.	Common Stock	3,131
Vodafone Group	Common Stock	29,724
Wal Mart Stores, Inc.	Common Stock	18,594
Web Street, inc.	Common Stock	2,363
Western Digital Corp.	Common Stock	1,219
Wind River Systems, Inc.	Common Stock	34,125
Winstar Communications, Inc.	Common Stock	5,259
Worldcom, Inc.	Common Stock	18,689
Xerox Corp.	Common Stock	1,156
Yahoo	Common Stock	1,804
Canterbury Capital Custodial Stock	Common Stock	298,892
Daimler-Chrysler	Common Stock	18,458
Global Crossing Ltd.	Common Stock	2,004
Globalstar Telecom Ltd.	Common Stock	62
Transocean Sedco Forex, Inc.	Common Stock	2,668
Jacada Ltd.	Common Stock	731
Royal Caribbean Cruises	Common Stock	7,935
Peninsular & Oriental Steam	Common Stock	2,838
Westjet Airlines, Ltd.	Common Stock	4,661
P & O Princess Cruise	Common Stock	2,533

		3,092,380
MUTUAL FUNDS & ANNUITIES
AIM Advisor Flex	Mutual Funds	58,043
AIM Charter	Mutual Funds	141,497
AIM Global Telecom & Tech — CL A	Mutual Funds	2,619
AIM Global Telecom & Tech — CL B	Mutual Funds	7,177
AIM Value	Mutual Funds	34,329
Alger Capital Appreciation	Mutual Funds	51,982
Alliance Premier Growth	Mutual Funds	4,942
American Century Int’l Discovery	Mutual Funds	30,127
American Funds American Mutual	Mutual Funds	61,288

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

Artisan Mid Cap	Mutual Funds	19,749
Baron Asset	Mutual Funds	64,851
Berger Growth	Mutual Funds	13,074
Berger New Generation	Mutual Funds	9,574
Berger Mid Cap Growth	Mutual Funds	12,554
American Funds Bond Fund of America	Mutual Funds	633,501
Brandywine Fund, Inc.	Mutual Funds	78,993
Davis Funds New York Venture	Mutual Funds	83,550
Dreyfus Growth & Value Emerging Leaders	Mutual Funds	40
Dreyfus S&P 500 Index	Mutual Funds	3,690,478
American Funds Europacific Growth	Mutual Funds	685,157
Federated Growth Strategies	Mutual Funds	16,844
Fidelity Advisor Growth Opportunities	Mutual Funds	4,459
Fidelity Advisor Equity Income	Mutual Funds	6,053
Fideltiy Advisor Overseas	Mutual Funds	6,282
Fidelity Contrafund	Mutual Funds	9,479
Fidelity Mid-Cap Stock	Mutual Funds	25,175
Fidelity Magellan	Mutual Funds	14,907
Fidelity Growth Company	Mutual Funds	44,927
Fidelity Aggressive Growth	Mutual Funds	6,703
Fidelity New Millennium	Mutual Funds	9,820
Fidelity Low Priced Stock	Mutual Funds	13,658
Fideltiy Growth & Income	Mutual Funds	45,457
Fidelity Dividend Growth	Mutual Funds	24,541
Fidelity Select Technology	Mutual Funds	15,784
Fidelity Select Financial Services	Mutual Funds	10,839
Fidelity Select Regional Banks	Mutual Funds	8,721
Fidelity Select Electronics	Mutual Funds	18,148
Fidelity Select Computers	Mutual Funds	5,233
Franklin Dynatech	Mutual Funds	33,864
Franklin US Gov’t Secs	Mutual Funds	18,822
Franklin Age High Income	Mutual Funds	19,142
Franklin Small Cap Growth	Mutual Funds	1,103
Franklin Blue Chip	Mutual Funds	26,967
Franklin Universal Trust	Mutual Funds	2,752
Fremont US Micro Cap	Mutual Funds	35,578
John Hancock Regional Bank	Mutual Funds	22
Kinetic Internet	Mutual Funds	4,902
Kemper Capital Growth	Mutual Funds	34,405
Invesco Telecommunications	Mutual Funds	34,082
Invesco Total Return	Mutual Funds	426,160
American Funds Investment Co. of Amer.	Mutual Funds	476,595
Janus Fund	Mutual Funds	42,106
Janus Worldwide	Mutual Funds	281,631
Janus Twenty	Mutual Funds	17,719
Janus Venture	Mutual Funds	6,420
Janus Flexible Income	Mutual Funds	66,030
Janus Global Technology	Mutual Funds	57,349
Janus Global Life Sciences	Mutual Funds	9,369
Janus Equity Income	Mutual Funds	9,837
Janus Olympus	Mutual Funds	35,550
Janus Overseas	Mutual Funds	44,811
Janus Mercury	Mutual Funds	38,396
Janus Balanced	Mutual Funds	51,031
Painewebber Tactical Allocation	Mutual Funds	6,912
Legg Mason Value	Mutual Funds	24,832
Loomis Sayles Bond	Mutual Funds	22,619
Marsico Focus	Mutual Funds	6,642
Midas	Mutual Funds	1,186

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

Munder Net Net — Cl B	Mutual Funds	3,978
Munder Net Net — Cl A	Mutual Funds	5,666
Mutual Beacon	Mutual Funds	27,159
American Funds New Perspective	Mutual Funds	102,260
Oak Assoc White Oak Growth Stock	Mutual Funds	82,941
Oppenheimer Global Growth	Mutual Funds	12,257
Oppenheimer Growth	Mutual Funds	11,120
PBHG Technology & Communications	Mutual Funds	1,810
PBHG Small Cap Value	Mutual Funds	40,742
PBHG Mid Cap Value	Mutual Funds	26,987
Painewebber Fund Growth	Mutual Funds	46,437
Painewebber Financial Services Growth	Mutual Funds	1,117
Phoenix Strategic Theme	Mutual Funds	18,682
Phoenix Small Cap	Mutual Funds	16,004
Pilgrim Mid Cap Growth	Mutual Funds	1,655,547
Pilgrim Large Cap Growth	Mutual Funds	1,563,785
T Rowe Price Media & Telecommunications	Mutual Funds	9,946
T Rowe Price Health Sciences	Mutual Funds	3,892
Putnam Health Sciences	Mutual Funds	38,817
RS Emerging Growth	Mutual Funds	42,738
RS Diversified Growth	Mutual Funds	23,816
T Rowe Price Equity Income	Mutual Funds	9,796
T Rowe Price Mid Cap Growth	Mutual Funds	20,017
Seligman Communcations & Info	Mutual Funds	14,849
Seligman Global Technology	Mutual Funds	3,680
American Funds Smallcap World	Mutual Funds	958,691
Sound Shore	Mutual Funds	305
Swiss Helvetia	Mutual Funds	6,685
Templeton World	Mutual Funds	3,606
Templeton Foreign	Mutual Funds	53,460
Templeton Growth	Mutual Funds	128,320
Templeton Global Bond	Mutual Funds	919
United Services World Gold	Mutual Funds	3,818
Vanguard Lifestrategy Growth	Mutual Funds	10,064
Vanguard Balanced Index	Mutual Funds	92,391
Vanguard Windsor	Mutual Funds	49,824
Vanguard Asset Allocation	Mutual Funds	119,815
Vanguard High Yield Corporate	Mutual Funds	14,557
Vanguard Capital Opportunity	Mutual Funds	35,331
Vanguard European Stock Index	Mutual Funds	291
Vanguard 500 Index	Mutual Funds	63,548
Vanguard Value Index	Mutual Funds	91,818
Vanguard Growth Index	Mutual Funds	37,625
Warburg Pincus Global Post Venture Cap	Mutual Funds	13,581
Warburg Pincus Global Telecommun.	Mutual Funds	8,996
American Funds Washington Mutual Invest	Mutual Funds	1,960,100
Weitz Value	Mutual Funds	100,628
American Express Custodial	Mutual Funds	17,760
Canterbury Capital Custodial	Mutual Funds	29,093
American Skandia Life Assurance	Group Annuity Contract	767,674

		16,160,332
EMPLOYER SECURITIES
Sparta, Inc.	Employer Stock	46,411,762

LOANS
Sparta, Inc. Stock 3rd Party Loan	Loan	38,777
Participant Loans (7% to 10.50%) Through 7/24/15	Participant Loans	1,287,867

		1,326,644

SEE INDEPENDENT AUDITOR’S REPORT

SPARTA, INC. PROFIT SHARING PLAN
FEIN 63-0775889
PLAN 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
FOR THE YEAR ENDED DECEMBER 31, 2000

DESCRIPTION	ASSET TYPE	CURRENT VALUE

OTHER ASSETS
Cedar Fair Depositary Unit LP	Limited Partnerships	3,670
CNL Income Fund V	Limited Partnerships	2,796
Ledcor Properties, A CA LP	Limited Partnerships	35,295
Swift Energy Income Partners	Limited Partnerships	3,424
Windsor Park Properties V	Limited Partnerships	3,689
Coupon Treas Rcpt 13.25% 5/15/01	U.S. Government Securities	4,150
Goldman Sachs Group Ser V 7.8% 1/28/10	Corporate Bond	20,550
Other assets	Other	73,700

		147,274

		73,316,009

SEE INDEPENDENT AUDITOR’S REPORT